

October 23, 2013

Via E-mail
Kris Sennesael
Vice President and Chief Financial Officer
Enphase Energy, Inc.
1420 N. McDowell Blvd.
Petaluma, CA 94954

> **Re:** **Enphase Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 5, 2013**
> **File No. 001-35480**

Dear Mr. Sennesael:

We have reviewed your response letter dated October 15, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 5. Warranty Obligations, page 52

1.   We note your response to prior comments 1 and 3. We remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please revise your MD&A in future filings, including interim periods, to more thoroughly discuss the risks and uncertainties associated with the assumptions and assessment of your warranty accrual. In particular, when material changes to assumptions or accruals are made, specific factors such as field performance data, failure rates and other changes to assumptions should be separately described and discussed. Please revise future filings to provide disclosure similar to the second and third paragraph of your response to comment 1 and the last two paragraphs of your response to comment 3. Please provide us with a copy of your

        proposed revised disclosure which more fully discusses the changes to your warranty accrual.

        You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

        Sincerely,

        /s/ Brian Cascio

        Brian Cascio
        Accounting Branch Chief